invensys®

Invensys plc
Portland House
Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

082-02142

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA



SUPPL

18 September 2006


06017104

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed 4 notifications released to the London Stock Exchange concerning

(a) Notification of Major Interests in Shares
(b) Notification of Major Interests in Shares
(c) Notification of Major Interests in Shares
(d) Notification of Interests of Directors and Connected Persons

Yours faithfully,

Rachel Spencer
Deputy Secretary

Copy to: Mr. T. Peterson
Mr. S. Wright

dw 9/26

RNS Number:3638I
Invensys PLC
01 September 2006

INVENSYS PLC ('the Company')

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Pursuant to Section 198 of the Companies Act 1985, on 1 September 2006 the Company received notification from Deutsche Bank AG that as of 31 August 2006 Deutsche Bank AG and its subsidiary companies no longer have a notifiable interest in the ordinary share capital of the Company.

Name of contact and telephone number for queries

Steve Devany, Vice President - Communications
020 7821 3758

Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 1 September 2006

Regulatory News SEC NO 82 – 2142

RNS Number:2697I
Invensys PLC
30 August 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc
2) Name of shareholder having a major interest

Deutsche Bank AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by Deutsche Bank AG on its own behalf and on behalf of its subsidiaries

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

29 August 2006

11) Date company informed

30 August 2006

12) Total holding following this notification

26,491,553

13) Total percentage holding of issued class following this notification

3.33%

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

16) Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 30 August 2006

Regulatory News

SEC NO 82 – 2142

REG-Invensys PLC Holding(s) in Company
25/08/2006

RNS Number:1379I
Invensys PLC
25 August 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

HBOS plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by HBOS plc on its own behalf and on behalf of its subsidiaries as listed in 4 below

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSDL Nominees Limited	37
Nortrust Nominees a/c HLI26	68,679
Nortrust Nominees a/c HLI27	75,742
Nortrust Nominees a/c HLI24	77,474
Nortrust Nominees a/c ARW51	706,201
Nortrust Nominees a/c ARW49	711,379
Nortrust Nominees a/c ARW56	764,241
Nortrust Nominees a/c CMI10	1,894,400
Nortrust Nominees a/c CMM34	4,703,803
Nortrust Nominees a/c CMI06	7,793,778
Nortrust Nominees a/c CMM13	11,827,322

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

23 August 2006

11) Date company informed

25 August 2006

12) Total holding following this notification

28,623,056

13) Total percentage holding of issued class following this notification

3.595%

14) Any additional information

15) *Name of contact and telephone number for queries*

Steve Devany, Vice President - Communications

020 7821 3758

16) *Name of company official responsible for making this notification*

Jaime Tham, Assistant Secretary

Date of notification: 25 August 2006

REG-Invensys PLC Director/PDMR Shareholding
11/08/2006

RNS Number:5878H
Invensys PLC
11 August 2006

INVENSYS PLC
("the Company")

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Invensys plc notifies that a conditional award in respect of 461,600 ordinary shares of 10p each to Steve Hare, a director of the Company, has been made today, 11 August 2006, under the Invensys plc 1998 Senior Executive Long Term Incentive Plan.

Vesting of the award is conditional upon performance conditions (consisting of a Total Shareholder Return condition and overall Company performance underpins) to be applied over the three year period commencing on 11 August 2006. Subject to the satisfaction of the performance conditions over the three year period, 50% of the shares under award will be released and the other 50% will be deferred for one further year.

Name of contact and telephone number for queries: Steve Devany, Vice President - Communications 020 78213758

Name of Company Official responsible for making notification: Emma Sullivan, Assistant Secretary

Date of notification: 11 August 2006